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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                            SCHEDULE 14D-1

                        TENDER OFFER STATEMENT

                              PURSUANT TO
        SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                  AND
                             SCHEDULE 13D

                           (AMENDMENT NO. 2)
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                            INNOTECH, INC.
                       (Name of Subject Company)

                         INO ACQUISITION CORP.
                           JOHNSON & JOHNSON
                               (Bidders)

               Common Stock, Par Value $0.001 Per Share
                    (Title of Class of Securities)

                              45766M 10 0
                 (CUSIP Number of Class of Securities)

                         James R. Hilton, Esq.
                         INO Acquisition Corp.
                         c/o Johnson & Johnson
                      One Johnson & Johnson Plaza
                    New Brunswick, New Jersey 08933

     (Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Bidders)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000







                           (Final Amendment)


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          This statement amends and supplements the Tender Offer
Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on February 18, 1997 and amended on March 3, 1997 (as amended, the "Schedule 14D-1"), by INO Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Innotech, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $13.75 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the
Schedule 14D-1.

Item 10.  Additional Information.

          Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following language thereto:

          On March 18, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented as follows:

          (a)(10) Text of Press Release dated March 18, 1997, issued by Parent.






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                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1997


                                   INO ACQUISITION CORP.


                                   By:/s/ James R. Utaski
                                      --------------------------
                                      Name:  James R. Utaski
                                      Title: President


                                   JOHNSON & JOHNSON


                                   By:/s/ James R. Utaski
                                   -----------------------------
                                      Name:  James R. Utaski
                                      Title: Vice President,
                                        Business Development





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                             EXHIBIT INDEX

Exhibit
Number                       Exhibit Name                             Page No.
-------                      ------------                             --------

*(a)(1)             Offer to Purchase.
*(a)(2)             Letter of Transmittal.
*(a)(3)             Notice Of Guaranteed Delivery.
*(a)(4)             Letter to Brokers, Dealers, Banks, Trust
                    Companies and Other Nominees.
*(a)(5)             Letter to Clients for use by Brokers,
                    Dealer, Banks Trust Companies and Other
                    Nominees.
*(a)(6)             Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form
                    W-9.
*(a)(7)             Form of Summary Advertisement dated
                    February 18, 1997.
*(a)(8)             Text of Press Release dated February 11,
                    1997, issued by the Company and Parent.
*(a)(9)             Text of Press Release dated February 28,
                    1997, issued by Parent.
(a)(10)             Text of Press Release dated March 18, 1997,
                    issued by Parent.
(b)                 None.
*(c)(1)             Agreement and Plan of Merger dated as of
                    February 10, 1997, among the Purchaser,
                    Parent and Company.
*(c)(2)             Stockholder Agreement dated as of
                    February 10, 1997, among Parent, the
                    Purchaser, Chase Venture Capital Associates,
                    L.P., CIBC Wood Gundy Ventures, Inc., and
                    Ronald D. Blum, O.D.
(d)                 None.
(e)                 Not applicable.
(f)                 None.

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*Previously filed.